QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.2

REPORTS

Management's Report on
Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we have concluded that as of December 31, 2015, our internal control over financial reporting is effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2015, has been audited by Deloitte LLP, the Independent Registered Public Accounting Firm, who also audited the Company's Consolidated Financial Statements for the year ended December 31, 2015.

Ian C. Dundas President and Chief Executive Officer	Jodine J. Jenson Labrie Senior Vice President and Chief Financial Officer

Calgary, Alberta
February 19, 2016

ENERPLUS 2015 FINANCIAL SUMMARY      37

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Enerplus Corporation

We have audited the internal control over financial reporting of Enerplus Corporation and subsidiaries (the "Company") as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated February 19, 2016 expressed an unmodified/unqualified opinion on those consolidated financial statements.

Chartered Professional Accountants, Chartered Accountants

February 19, 2016
Calgary, Canada

38      ENERPLUS 2015 FINANCIAL SUMMARY

Management's Responsibility for Financial Statements

In management's opinion, the accompanying consolidated financial statements of Enerplus Corporation have been prepared within reasonable limits of materiality and in accordance with accounting principles generally accepted in the United States of America. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to February 18, 2016. Management is responsible for all information in the annual report and for the consistency, therewith, of all other financial and operating data presented in this report.

To meet its responsibility for reliable and accurate financial statements, management has established and monitors systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management's authorization.

The consolidated financial statements have been examined by Deloitte LLP, Independent Registered Public Accountants. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The Report of Independent Registered Public Accounting Firm outlines the scope of their examination and sets forth their opinion.

The Audit Committee, consisting exclusively of independent directors, has reviewed these statements with management and the Independent Registered Public Accounting Firm and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of the Company.

Ian C. Dundas President and Chief Executive Officer	Jodine J. Jenson Labrie Senior Vice President and Chief Financial Officer

Calgary, Alberta
February 19, 2016

ENERPLUS 2015 FINANCIAL SUMMARY      39

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Enerplus Corporation

We have audited the accompanying consolidated financial statements of Enerplus Corporation and subsidiaries (the "Company"), which comprise the consolidated balance sheets as at December 31, 2015, and December 31, 2014, and the consolidated statements of income / (loss) and comprehensive income / (loss), consolidated statements of changes in shareholders' equity, and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2015, and the notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Enerplus Corporation and subsidiaries as at December 31, 2015 and December 31, 2014, and their financial performance and their cash flows for each of the years in the three-year period ended December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2016 expressed an unqualified opinion on the Company's internal control over financial reporting.

Chartered Professional Accountants, Chartered Accountants

February 19, 2016
Calgary, Canada

40      ENERPLUS 2015 FINANCIAL SUMMARY

STATEMENTS

Consolidated Balance Sheets

(CDN$ thousands)	Note	December 31, 2015	December 31, 2014

Assets
Current assets
Cash		$7,498	$2,036
Accounts receivable	3	132,156	199,745
Deferred financial assets	15	71,438	215,706
Other current assets		9,953	8,241

		221,045	425,728

Property, plant and equipment:
Oil and natural gas properties (full cost method)	4	1,166,587	2,632,474
Other capital assets, net	4	19,686	20,591

Property, plant and equipment		1,186,273	2,653,065

Goodwill		657,831	624,390
Deferred income tax asset	13	516,085	297,312
Deferred financial assets	15	–	30,997

Total Assets		$2,581,234	$4,031,492

Liabilities
Current liabilities
Accounts payable	6	$239,950	$351,006
Dividends payable		6,196	18,516
Current portion of long-term debt	7	–	98,933
Deferred financial liabilities	15	4,100	10,826

		250,246	479,281

Deferred financial liabilities	15	3,193	2,396
Long-term debt	7	1,223,682	1,037,997
Asset retirement obligation	8	206,359	288,692

		1,433,234	1,329,085

Total Liabilities		1,683,480	1,808,366

Shareholders' Equity
Share capital – authorized unlimited common shares, no par value Issued and outstanding: December 31, 2015 – 207 million shares
December 31, 2014 – 206 million shares	14	3,133,524	3,120,002
Paid-in capital	14	56,176	46,906
Accumulated deficit		(2,694,618)	(1,039,260)
Accumulated other comprehensive income/(loss)		402,672	95,478

		897,754	2,223,126

Total Liabilities & Equity		$2,581,234	$4,031,492

Commitments, Contingencies and Guarantees	16
Subsequent events	19

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Approved on behalf of the Board of Directors:

Elliott Pew Director	Robert B. Hodgins Director

ENERPLUS 2015 FINANCIAL SUMMARY      41

Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

For the year ended December 31 (CDN$ thousands)	Note	2015	2014	2013

Revenues
Oil and natural gas sales, net of royalties	9	$884,392	$1,526,194	$1,352,472
Commodity derivative instruments gain/(loss)	15	142,724	234,373	(41,870)

		1,027,116	1,760,567	1,310,602

Expenses
Production taxes		50,899	81,522	70,388
Operating		340,483	348,596	325,181
Transportation		114,691	101,183	58,170
General and administrative	10	103,870	105,041	110,260
Depletion, depreciation and accretion		507,257	566,674	593,203
Asset impairment	5	1,352,428	–	–
Interest	11	67,378	63,788	58,337
Foreign exchange(gain)/loss	12	173,933	57,090	9,313
Other expense/(income)		7,055	(231)	(868)

		2,717,994	1,323,663	1,223,984

Income/(Loss) before Taxes		(1,690,878)	436,904	86,618
Current income tax expense/(recovery)	13	(16,887)	4,998	7,889
Deferred income tax expense/(recovery)	13	(150,588)	132,830	30,753

Net Income/(Loss)		$(1,523,403)	$299,076	$47,976

Other Comprehensive Income/(Loss)
Changes due to marketable securities (net of tax)
Unrealized gain/(loss)		–	(145)	7,136
Realized (gain)/loss reclassified to net income		–	2,503	(315)
Change in cumulative translation adjustment		307,194	143,817	72,867

Other Comprehensive Income/(Loss)		307,194	146,175	79,688

Total Comprehensive Income/(Loss)		$(1,216,209)	$445,251	$127,664

Net Income/(Loss) per Share
Basic	14	$(7.39)	$1.46	$0.24
Diluted	14	$(7.39)	$1.44	$0.24

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

42      ENERPLUS 2015 FINANCIAL SUMMARY

Consolidated Statements of Changes in Shareholders' Equity

For the year ended December 31 (CDN$ thousands)	2015	2014	2013

Share Capital
Balance, beginning of year	$3,120,002	$3,061,839	$2,997,682
Stock Option Plan – cash	3,205	31,350	14,838
Share-based compensation – settled	10,050	–	–
Stock Option Plan – exercised	267	4,978	3,108
Stock Dividend Plan	–	21,835	46,211

Balance, end of year	$3,133,524	$3,120,002	$3,061,839

Paid-in Capital
Balance, beginning of year	$46,906	$38,398	$32,293
Share-based compensation –settled	(10,050)	–	–
Stock Option Plan – exercised	(267)	(4,978)	(3,108)
Share-based compensation – non-cash	19,587	13,486	9,213

Balance, end of year	$56,176	$46,906	$38,398

Accumulated Deficit
Balance, beginning of year	$(1,039,260)	$(1,117,238)	$(948,350)
Net income/(loss)	(1,523,403)	299,076	47,976
Dividends	(131,955)	(221,098)	(216,864)

Balance, end of year	$(2,694,618)	$(1,039,260)	$(1,117,238)

Accumulated Other Comprehensive Income/(Loss)
Balance, beginning of year	$95,478	$(50,697)	$(130,385)
Changes due to marketable securities (net of tax)
Unrealized gain/(loss)	–	(145)	7,136
Realized (gain)/loss reclassified to net income	–	2,503	(315)
Change in cumulative translation adjustment	307,194	143,817	72,867

Balance, end of year	$402,672	$95,478	$(50,697)

Total Shareholders' Equity	$897,754	$2,223,126	$1,932,302

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

ENERPLUS 2015 FINANCIAL SUMMARY      43

Consolidated Statements of Cash Flows

For the year ended December 31 (CDN$ thousands)	Note	2015	2014	2013

Operating Activities
Net income/(loss)		$(1,523,403)	$299,076	$47,976
Non-cash items add/(deduct):
Depletion, depreciation and accretion		507,257	566,674	593,203
Asset impairment	5	1,352,428	–	–
Changes in fair value of derivative instruments	15	169,336	(242,038)	35,088
Deferred income tax expense/(recovery)	13	(150,588)	132,830	30,753
Foreign exchange (gain)/loss on debt and working capital	12	160,791	68,202	19,747
Share-based compensation	14	19,587	13,486	9,213
Amortization of debt issue costs		922	968	793
Asset divestment (gain)/loss		–	2,798	(367)
Derivative settlement on senior notes	7	(43,229)	17,024	17,827
Asset retirement obligation expenditures	8	(14,935)	(19,409)	(16,606)
Changes in non-cash operating working capital	18	(12,830)	(52,414)	28,851

Cash flow from operating activities		465,336	787,197	766,478

Financing Activities
Proceeds from the issuance of shares	14	3,205	31,350	14,838
Cash dividends	14	(131,955)	(199,263)	(170,653)
Change in bank credit facility		6,626	(136,918)	(45,556)
Proceeds/(repayment) of senior notes		(103,198)	167,497	(46,814)
Derivative settlement on senior notes	7	43,229	(17,024)	(17,827)
Changes in non-cash financing working capital		(12,320)	263	368

Cash flow from financing activities		(194,413)	(154,095)	(265,644)

Investing Activities
Capital and office expenditures		(497,875)	(817,968)	(687,905)
Property and land acquisitions		(9,552)	(18,491)	(244,837)
Property divestments		286,614	203,576	365,135
Sale of marketable securities		–	13,300	2,482
Changes in non-cash investing working capital		(47,586)	(17,449)	60,604

Cash flow from investing activities		(268,399)	(637,032)	(504,521)

Effect of exchange rate changes on cash		2,938	2,976	1,477

Change in cash		5,462	(954)	(2,210)
Cash, beginning of year		2,036	2,990	5,200

Cash, end of year		$7,498	$2,036	$2,990

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

44      ENERPLUS 2015 FINANCIAL SUMMARY

NOTES

Notes to Consolidated Financial Statements

1) REPORTING ENTITY

These annual audited Consolidated Financial Statements ("Consolidated Financial Statements") and notes present the financial position and results of Enerplus Corporation (the "Company" or "Enerplus") including its Canadian and U.S. subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus' head office is located in Calgary, Alberta, Canada. The Consolidated Financial Statements were authorized for issue by the Board of Directors on February 18, 2016.

2) SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies are presented to assist the reader in evaluating these Consolidated Financial Statements and, together with the following notes, are an integral part of the Consolidated Financial Statements.

a) Basis of Preparation

Enerplus' Consolidated Financial Statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These Consolidated Financial Statements present Enerplus' financial position as at December 31, 2015 and 2014 and results of operations for the years ended December 31, 2015, and the 2014 and 2013 comparative years.

i. Reporting Currency

These Consolidated Financial Statements are presented in Canadian dollars, which is Enerplus' reporting currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand unless otherwise indicated.

ii. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. Significant estimates made by management include: oil and natural gas reserves and related present value of future cash flows, depreciation, depletion and accretion ("DD&A"), impairment, asset retirement obligations, income taxes, income tax asset values, impairment assessments of goodwill and the fair value of derivative instruments. Enerplus uses the most current information available and exercises judgment in making these estimates and assumptions. In the opinion of management, these Consolidated Financial Statements have been properly prepared within reasonable limits of materiality and within the framework of the Company's significant accounting policies.

iii. Basis of Consolidation

These Consolidated Financial Statements include the accounts of Enerplus and its subsidiaries. Intercompany balances and transactions are eliminated on consolidation. Interests in jointly controlled oil and natural gas assets are accounted for following the concept of undivided interest, whereby Enerplus' proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

The acquisition method of accounting is used to account for acquisitions of companies and assets that meet the definition of a business under U.S. GAAP. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

b) Revenue

Revenue associated with the sale of oil and natural gas is recognized when title passes from the Company to its customers if collectability is reasonably certain and the sales price is determinable. Revenue is measured at the fair value of the consideration received or receivable based on price, volumes delivered and contractual delivery points. Realized gains and losses from commodity price risk management activities are

ENERPLUS 2015 FINANCIAL SUMMARY      45

recognized in revenue when the contract is settled. Unrealized gains and losses on commodity price risk management activities are recognized in revenue based on the changes in fair value of the contracts at the end of the respective reporting period.

c) Transportation

We generally sell oil and natural gas under two types of agreements which are common in our industry. Both types of agreements include a transportation charge. One is a net-back arrangement, under which we sell crude oil or natural gas at the wellhead and collect a price, net of the transportation incurred by the purchaser. In this case, we record sales at the price received from the purchaser, net of transportation costs. Under the other arrangement, we sell crude oil or natural gas at a specific delivery point, pay transportation to a third party and receive proceeds from the purchaser with no transportation deduction. In this case, we record the transportation to a third party and receive proceeds from the purchaser with no transportation deduction. In this case we record the transportation cost as transportation expense on the Consolidated Statements of Income/(Loss). Due to these two distinct selling arrangements, our computed realized prices, before the impact of derivative instruments, includes revenues which are reported under two separate bases.

d) Oil and Natural Gas Properties

Enerplus uses the full cost method of accounting for its oil and natural gas properties. Under this method, all acquisition, exploration and development costs incurred in finding oil and natural gas reserves are capitalized, including general and administrative costs directly attributable to these activities. These costs are recorded on a country-by-country cost centre basis as oil and natural gas properties subject to depletion ("full cost pool"). Costs associated with production and general corporate activities are expensed as incurred.

The net carrying value of both proved and unproved oil and natural gas properties is depleted using the unit of production method using proved reserves, as determined using a constant price assumption of the simple average of the preceding twelve months' first-day-of-the-month commodity prices ("SEC prices"). The depletion calculation takes into account estimated future development costs necessary to bring those reserves into production.

Under full cost accounting, a ceiling test is performed on a cost centre basis. Enerplus limits capitalized costs of proved and unproved oil and natural gas properties, net of accumulated depletion and deferred income taxes, to the estimated future net cash flows from proved oil and natural gas reserves discounted at 10%, net of related tax effects, plus the lower of cost or fair value of unproved properties ("the ceiling"). If such capitalized costs exceed the ceiling, a write-down equal to that excess is recorded as a non-cash charge to net income. A write-down is not reversed in future periods even if higher oil and natural gas prices subsequently increase the ceiling.

Under full cost accounting rules, proceeds on property dispositions are accounted for as a reduction to the full cost pool with no recognition of a gain or loss, unless the deduction significantly alters the relationship between capitalized costs and proved reserves in the cost centre.

e) Other Capital Assets

Other capital assets are recorded at historical cost, net of depreciation, and include furniture, fixtures, leasehold improvements and computer equipment. Depreciation is calculated on a straight-line basis over the estimated useful life of the respective asset. The cost of repairs and maintenance is expensed as incurred.

f) Goodwill

Enerplus recognizes goodwill relating to corporate acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities acquired. The portion of goodwill that relates to U.S. operations fluctuates due to changes in foreign exchange rates. Goodwill is stated at cost less impairment and is not amortized. Goodwill is not deductible for income tax purposes. During the 2015 and 2014 years there were no additions to goodwill.

Impairment testing is performed on an annual basis or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Enerplus performs a qualitative assessment by evaluating potential indicators of impairment, and if it is more likely than not that the fair value of the reporting unit is less than its carrying value, quantitative impairment tests are performed. If the carrying value of the reporting unit exceeds its fair value, goodwill is written down to its implied fair value with an offsetting charge to earnings in the Consolidated Statements of Income/(Loss).

46      ENERPLUS 2015 FINANCIAL SUMMARY

g) Asset Retirement Obligations

Enerplus' oil and natural gas operating activities give rise to dismantling, decommissioning and site remediation activities. Enerplus recognizes a liability for the estimated present value of the future asset retirement obligation liability at each balance sheet date. The associated asset retirement cost is capitalized and amortized over the same period as the underlying asset. Changes in the estimated liability and related asset retirement cost can arise as a result of revisions in the estimated amount or timing of cash flows.

Depletion of asset retirement costs and increases in asset retirement obligations resulting from the passage of time are recorded as depletion and accretion, respectively, which are included in depreciation, depletion and accretion and charged against net income in the Consolidated Statements of Income/(Loss).

h) Income Tax

Enerplus uses the liability method of accounting for income taxes. Deferred income tax assets and liabilities are recorded on the temporary differences between the accounting and income tax basis of assets and liabilities, using the enacted tax rates expected to apply when the temporary differences are expected to reverse. Deferred tax assets are reviewed each period and a valuation allowance is provided if, after considering available evidence, it is more likely than not that a deferred tax asset will not be realized. Enerplus considers both positive and negative evidence including historic and expected future taxable income, reversing existing temporary differences and tax basis carry forward periods in making this assessment. A valuation allowance is removed in any period where available evidence indicates all or a portion of the valuation allowance is no longer required. The financial statement effect of an uncertain tax position is recognized when it is more likely than not, based on technical merits, that the position will be sustained upon examination by a taxation authority. Penalties and interest related to income tax is recognized in income tax expense.

i) Financial Instruments

i. Fair Value Measurements

Financial instruments are initially recorded at fair value, defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For financial instruments carried at fair value, inputs used in determining the fair value are characterized according to the following fair value hierarchy:

Level 1 – Inputs represent quoted market prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets or liabilities in active markets or other market corroborated inputs.

Level 3 – Inputs that are not observable from objective sources, such as forward prices supported by little or no market activity or internally developed estimates of future cash flows used in a present value model.

Subsequent measurement is based on classification of the financial instrument into one of the following five categories: held-for-trading, held-to-maturity, available-for-sale, loans and receivables or other financial liabilities.

ii. Non-derivative financial instruments

From time-to-time, Enerplus may hold certain marketable securities in entities involved in the oil and gas industry which would be included in other assets on the Consolidated Balance Sheets. These investments may include both publicly traded and unlisted marketable securities. Publicly traded investments are classified as available-for-sale and carried at fair value based on a Level 1 designation, with changes in fair value recorded in other comprehensive income. Fair values are determined by reference to quoted market bid prices at the close of business on the balance sheet date. Unlisted marketable securities are carried at cost. When investments are ultimately sold any gains or losses are recognized in net income and any unrealized gains or losses previously recognized in other comprehensive income are reversed.

Enerplus capitalizes transaction costs and premiums on long-term debt. These costs are amortized using the effective interest method.

iii. Derivative financial instruments

Enerplus enters into financial derivative contracts in order to manage its exposure to market risks from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. Enerplus has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting, even though it considers most of these contracts to be economic hedges. As a

ENERPLUS 2015 FINANCIAL SUMMARY      47

result, all financial derivative contracts are classified as held-for-trading and are recorded at fair value based on a Level 2 designation, with changes in fair value recorded in net income. The fair values of these derivative instruments are generally based on an estimate of the amounts that would be paid or received to settle these instruments at the balance sheet date. Enerplus' accounting policy is to not offset the fair values of its financial derivative assets and liabilities.

Enerplus' crude oil, natural gas and natural gas liquids physical delivery purchase and sales contracts qualify as normal purchases and sales as they are entered into and held for the purpose of receipt or delivery of products in accordance with the Company's expected purchase, sale or usage requirements. As such, these contracts are not considered derivative financial instruments. Settlements on these physical contracts are recognized in net income over the term of the contracts as they occur.

j) Foreign Currency

i. Foreign currency transactions

Transactions denominated in foreign currencies are translated to Canadian dollars using the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars using the rate of exchange in effect at the balance sheet date whereas non-monetary assets and liabilities are translated at the historical rate of exchange in effect on the date of the transaction. Foreign currency differences arising on translation are recognized in net income in the period in which they arise.

ii. Foreign operations

Assets and liabilities of Enerplus' U.S. operations are translated into Canadian dollars at period end exchange rates while revenues and expenses are translated using average rates for the period. Gains and losses from the translation are deferred and included in the cumulative translation adjustment ("CTA") which is recorded in accumulated other comprehensive income ("AOCI").

k) Share-Based Compensation

Enerplus' share-based compensation plans include its cash-settled Restricted Share Unit ("RSU"), Performance Share Unit ("PSU") and Director Share Unit ("DSU") plans, its equity-settled RSU and PSU plans, as well as Enerplus' Stock Option Plan.

i. RSU, PSU, and DSU plans

Under Enerplus' RSU plan, employees receive compensation in relation to the value of a specified number of underlying notional shares. The number of notional shares awarded varies by individual and vests one-third each year for three years. The value upon vesting is based on the value of the underlying notional shares plus notional accrued dividends over the vesting period.

Under Enerplus' PSU plan, executives and management receive compensation in relation to the value of a specified number of underlying notional shares. The number of notional shares awarded varies by individual and they vest at the end of three years. The value upon vesting is based on value of the underlying shares plus notional accrued dividends along with a multiplier that ranges from 0 to 2 depending on Enerplus' performance compared to the TSX oil and gas index over the vesting period.

Under Enerplus' DSU plan, directors receive compensation in relation to the value of a specified number of underlying notional shares. The number of notional shares awarded is based on the annual retainer value and they vest upon the director leaving the Board. The value upon vesting is based on the value of the underlying notional shares plus notional accrued dividends over the vesting period.

RSU and PSU grants made prior to 2014 are settled in cash. RSU and PSU grants made from 2014 onwards are settled through the issuance of treasury shares. All DSU grants are settled in cash.

Enerplus recognizes a liability in respect of its cash-settled long-term incentive plans based on their estimated fair value. The liability is re-measured at each reporting date and at settlement date with any changes in the fair value recorded as share-based compensation, included in general and administrative expense.

Enerplus recognizes non-cash share-based compensation expense over the vesting period of the equity-settled long-term incentive plans, based on the estimated grant date fair value of the respective awards. Share-based compensation charges are recorded on the Consolidated Statements of Income/(Loss) with an offset to paid-in capital. Each period, management performs an estimate of the PSU plan multiplier. Any differences that arise between the actual multiplier on plan settlement and management's estimate is recorded to share-based compensation. On settlement of these plans, amounts previously recorded to paid-in capital are reclassified to share capital.

48      ENERPLUS 2015 FINANCIAL SUMMARY

ii. Stock options

Under Enerplus' Stock Option Plan, employees are granted options to purchase common shares of the Company at an exercise price equal to the market value of the common shares on the date the options are granted. Options granted are exercisable in thirds over the three year vesting schedule and expire seven years after the date the options are granted. Enerplus uses the Black-Scholes option pricing model to calculate the grant date fair value of stock options granted under the Company's Stock Option Plan. This amount is charged to earnings as share-based compensation over the vesting period of the options, with a corresponding increase in paid-in capital. When options are exercised, the proceeds, together with the amount recorded in paid-in capital, are recorded to share capital.

The Company is authorized to issue up to 10% of outstanding common shares from treasury in relation to a combination of its Stock Option Plan and equity-settled RSU and PSU plans, with a maximum of 50% of this allotment being issued pursuant to the equity-settled RSU and PSU plans. In 2014, the Company suspended the issuance of stock options.

l) Net Income Per Share

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period.

For the diluted net income per common share calculation, the weighted average number of shares outstanding is adjusted for the potential number of shares which may have a dilutive effect on net income. The weighted average number of diluted shares is calculated in accordance with the treasury stock method which assumes that the proceeds received from the exercise of all stock options would be used to repurchase common shares at the average market price.

m) Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, environmental and other sources are recognized when it is probable that a liability has been incurred and the amount can be reasonably estimated. Contingencies are adjusted as additional information becomes available or circumstances change.

n) Accounting Changes and Recent Pronouncements Issued

i. Recently adopted accounting standards

Effective January 1, 2015, Enerplus adopted the following Accounting Standards Updates ("ASU") issued by the Financial Accounting Standards Board ("FASB"):

•
ASU 2015-17, Balance Sheet Classification of Deferred Taxes was issued by the FASB in November of 2015 and requires the presentation of deferred tax assets and liabilities as noncurrent in the Consolidated Balance Sheets. The amendments are effective for annual periods beginning after December 15, 2016, and can be early adopted. Enerplus has elected to early adopt this ASU and has applied it retrospectively to the comparative 2014 period. Refer to Note 13 for details on the impact of this adoption.
•
In 2015 we also adopted ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which changed the requirements for reporting discontinued operations under Subtopic 205-20. The adoption of this ASU did not have a material impact on the Consolidated Financial Statements.

ii. Future accounting changes

Enerplus will adopt the following ASU's issued by the FASB, which have been issued but are not yet effective. The adoption of these standards is not expected to have a material impact on Enerplus' financial statements.

•
ASU 2014-09, Revenue from Contracts with Customers – effective January 1, 2018
•
ASU 2014-12, Compensation – Stock Compensation: Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period – effective January 1, 2016
•
ASU 2015-02, Amendments to the Consolidation Analysis – effective January 1, 2016
•
ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs – effective January 1, 2016

ENERPLUS 2015 FINANCIAL SUMMARY      49

•
ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities – effective January 1, 2018

3) ACCOUNTS RECEIVABLE

($ thousands)	December 31, 2015	December 31, 2014

Accrued receivables	$91,378	$136,949
Accounts receivable – trade	22,615	41,618
Current income tax receivable	21,410	23,900
Allowance for doubtful accounts	(3,247)	(2,722)

Total accounts receivable	$132,156	$199,745

4) PROPERTY, PLANT AND EQUIPMENT ("PP&E")

As at December 31, 2015 ($ thousands)	Cost	Accumulated Depletion, Depreciation, and Impairment	Net Book Value

Oil and natural gas properties	$13,541,670	$12,375,083	$1,166,587
Other capital assets	105,124	85,438	19,686

Total PP&E	$13,646,794	$12,460,521	$1,186,273

As at December 31, 2014 ($ thousands)	Cost	Accumulated Depletion, Depreciation, and Impairment	Net Book Value

Oil and natural gas properties	$12,478,953	$9,846,479	$2,632,474
Other capital assets	97,893	77,302	20,591

Total PP&E	$12,576,846	$9,923,781	$2,653,065

5) IMPAIRMENT

a) Impairment of PP&E

($ thousands)	2015	2014	2013

Oil and natural gas properties:
Canada cost centre	$286,700	$–	$–
U.S. cost centre	1,065,728	–	–

Total impairment expense	$1,352,428	$–	$–

The impairments for the period ended December 31, 2015 were due to lower 12-month average trailing crude oil and natural gas prices.

The following table outlines the 12-month average trailing benchmark prices and exchange rates used in Enerplus' ceiling test as at December 31, 2015, 2014 and 2013:

Period	WTI Crude Oil US$/bbl	Exchange Rate US/CDN	Edm Light Crude CDN$/bbl	U.S. Henry Hub Gas US$/Mcf	AECO Natural Gas Spot CDN$/Mcf

2015	$50.28	1.27	$59.38	$2.58	$2.69
2014	94.99	1.09	94.84	4.30	4.60
2013	96.94	1.03	93.19	3.67	3.16

50      ENERPLUS 2015 FINANCIAL SUMMARY

b) Goodwill Impairment

Goodwill impairment testing is performed annually or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Enerplus' annual goodwill impairment assessment as at December 31, 2015 indicated no impairment.

6) ACCOUNTS PAYABLE

($ thousands)	December 31, 2015	December 31, 2014

Accrued payables	$167,253	$239,773
Accounts payable – trade	72,697	111,233

Total accounts payable	$239,950	$351,006

7) DEBT

($ thousands)	December 31, 2015	December 31, 2014

Current:
Senior notes	$–	$98,933

	–	98,933

Long-term:
Bank credit facility	$86,543	$79,917
Senior notes	1,137,139	958,080

	1,223,682	1,037,997

Total debt	$1,223,682	$1,136,930

Bank Credit Facility

Enerplus has a senior unsecured, covenant-based, $800 million bank credit facility that matures on October 31, 2018. Drawn fees range between 150 and 315 basis points over bankers' acceptance rates, with current drawn fees of 205 basis points. Standby fees on the undrawn portion of the facility are based on 20% of the drawn pricing. The Company has the ability to request an extension of the facility each year or repay the entire balance at the end of the term. At December 31, 2015 Enerplus had $86.5 million (December 31, 2014 – $79.9 million) drawn and was in compliance with all financial covenants under the facility. During 2015 a fee of $0.3 million (2014 – $0.6 million, 2013 – $0.7 million) was paid to extend the facility. The weighted average interest rate on the facility for the year ended December 31, 2015 was 2.2% (December 31, 2014 – 2.8%).

Senior Notes

On June 18, 2015 Enerplus made bullet payments on both its US$40 million and $40 million senior notes, which were issued on June 18, 2009. On October 1, 2015 Enerplus made its fifth and final principal repayment of US$10.8 million on the US$54.0 million senior notes issued on October 1, 2003 and settled the corresponding foreign exchange swap. The final principal repayment totaled $11.0 million and a gain of $3.3 million was realized on the foreign exchange swap, which was recorded as a realized foreign exchange gain on the Consolidated Statements of Income/ (Loss).

On September 3, 2014 Enerplus closed a private placement of senior unsecured notes raising gross proceeds of US$200.0 million. The notes rank equally with the bank credit facility and other outstanding senior notes. The notes have a twelve year amortizing term and ten year average life with a fixed coupon rate of 3.79%.

On June 19, 2014 Enerplus made its fifth and final principal repayment on the US$175.0 million senior notes issued on June 19, 2002 and the associated cross currency interest rate swap principal settlement for a total of $53.7 million.

ENERPLUS 2015 FINANCIAL SUMMARY      51

The terms and rates of the Company's outstanding senior notes are detailed below:

Issue Date	Interest Payment Dates	Principal Repayment	Coupon Rate	Original Principal ($ thousands)	Remaining Principal ($ thousands)	CDN$ Carrying Value ($ thousands)

September 3, 2014	March 3 and Sept 3	5 equal annual installments beginning September 3, 2022	3.79%	US$200,000	US$200,000	$276,785
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2019	4.34%	CDN$30,000	CDN$30,000	30,000
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2022	4.40%	US$20,000	US$20,000	27,678
May 15, 2012	May 15 and Nov 15	5 equal annual installments beginning May 15, 2020	4.40%	US$355,000	US$355,000	491,293
June 18, 2009	June 18 and Dec 18	5 equal annual installments beginning June 18, 2017	7.97%	US$225,000	US$225,000	311,383

				Total carrying value		$1,137,139

				Current portion		–

				Long-term portion		$1,137,139

At December 31, 2015 Enerplus was in full compliance with all financial covenants under the senior notes.

8) ASSET RETIREMENT OBLIGATION

At December 31, 2015 Enerplus estimated the present value of its asset retirement obligation to be $206.4 million (December 31, 2014 – $288.7 million) based on a total undiscounted liability of $556.4 million (December 31, 2014 – $730.9 million). The asset retirement obligation was calculated using a weighted credit-adjusted risk-free rate of 5.91% at December 31, 2015 (December 31, 2014 – 5.92%). Enerplus' asset retirement obligation expenditures are expected to be incurred over the next 65 years with the majority between 2026 and 2055. For the year-ended December 31, 2015, changes in estimate related to decreases in estimated future abandonment and reclamation costs as a result of a lower cost environment.

($ thousands)	December 31, 2015	December 31, 2014

Balance, beginning of year	$288,692	$291,761
Change in estimates	(35,386)	4,378
Property acquisition and development activity	761	1,778
Divestments	(48,748)	(4,313)
Settlements	(14,935)	(19,409)
Accretion expense	15,975	14,497

Balance, end of year	$206,359	$288,692

9) OIL AND NATURAL GAS SALES

($ thousands)	2015	2014	2013

Oil and natural gas sales	$1,052,382	$1,849,312	$1,616,798
Royalties(1)	(167,990)	(323,118)	(264,326)

Oil and natural gas sales, net of royalties	$884,392	$1,526,194	$1,352,472

(1)
Royalties above do not include production taxes which are reported separately on the Consolidated Statements of Income/(Loss).

10) GENERAL AND ADMINISTRATIVE EXPENSE

($ thousands)	2015	2014	2013

General and administrative expense	$81,312	$83,493	$83,235
Share-based compensation expense	22,558	21,548	27,025

General and administrative expense	$103,870	$105,041	$110,260

52      ENERPLUS 2015 FINANCIAL SUMMARY

11) INTEREST EXPENSE

($ thousands)	2015	2014	2013

Realized:
Interest on bank debt and senior notes	$66,456	$62,240	$56,716
Unrealized:
Cross currency interest rate swap (gain)/loss	–	580	1,306
Interest rate swap (gain)/loss	–	–	(478)
Amortization of debt issue costs	922	968	793

Interest expense	$67,378	$63,788	$58,337

12) FOREIGN EXCHANGE

($ thousands)	2015	2014	2013

Realized:
Foreign exchange (gain)/loss	$(8,705)	$11,165	$17,596
Unrealized:
Translation of U.S. dollar debt and working capital (gain)/loss	160,791	68,202	19,747
Cross currency interest rate swap (gain)/loss	–	(16,128)	(19,920)
Foreign exchange swap (gain)/loss	21,847	(6,149)	(8,110)

Foreign exchange (gain)/loss	$173,933	$57,090	$9,313

13) INCOME TAXES

Enerplus' provision for income tax is a follows:

($ thousands)	2015	2014	2013

Current tax expense/(recovery)
Canada	$(795)	$(543)	$(621)
United States	(16,092)	5,541	8,510

Current tax expense/(recovery)	(16,887)	4,998	7,889

Deferred Tax expense/(recovery)
Canada	$(52,603)	$64,746	$(21,166)
United States	(97,985)	68,084	51,919

Deferred tax expense/(recovery)	(150,588)	132,830	30,753

Income tax expense/(recovery)	$(167,475)	$137,828	$38,642

In 2015, there was no deferred income tax recognized in Other Comprehensive Income compared to a $0.3 million recovery in 2014 and an expense of $1.0 million in 2013.

ENERPLUS 2015 FINANCIAL SUMMARY      53

The following provides a reconciliation of income taxes calculated at the Canadian statutory rate to the actual income taxes:

($ thousands)	2015	2014	2013

Income/(loss) before taxes
Canada	$(500,113)	$247,856	$(74,946)
United States	(1,190,765)	189,048	161,564

Total income/(loss) before taxes	(1,690,878)	436,904	86,618
Canadian statutory rate	27.00%	25.35%	25.35%

Expected income tax expense/(recovery)	$(456,537)	$110,755	$21,958
Impact on taxes resulting from:
Foreign tax rate differential	$(173,388)	$11,242	$10,407
Statutory and other rate differences	(6,421)	(38)	(1,976)
Change in valuation allowance	443,655	8,007	(690)
Non-taxable capital (gains)/losses	23,450	8,318	4,884
Share-based compensation	4,395	2,636	2,335
Other	(2,629)	(3,092)	1,724

Income tax expense/(recovery)	$(167,475)	$137,828	$38,642

During the year the Alberta Provincial tax rate change resulted in an increase in the Canadian statutory rate by 1.65% for the year.

Deferred income tax asset (liability) consists of the following temporary differences:

($ thousands)	2015	2014

Deferred income tax liabilities
Property, plant and equipment	$–	$(187,080)
Deferred financial assets and credits	(17,319)	(55,348)

Total deferred income tax liabilities	(17,319)	(242,428)

Deferred income tax assets
Property, plant and equipment	$382,454	$–
Tax loss carry-forwards and other credits	672,193	610,177
Asset retirement obligation	57,364	74,335
Other assets	36,156	15,879

Total deferred income tax assets	1,148,167	700,391
Less valuation allowance	(614,763)	(160,651)

Total deferred income tax assets, net	533,404	539,740

Net deferred income tax asset	$516,085	$297,312

As a result of the retrospective early adoption of ASU 2015-17, Balance Sheet Classification of Deferred Taxes, Enerplus' deferred tax balances are now classified entirely as non-current. In the prior year, Enerplus reported a current deferred income tax liability of $50.8 million (January 1, 2014 – asset of $48.5 million) and a long-term deferred income tax asset of $348.1 million (January 1, 2014 – $364.4 million). The prior period balance has been updated to reflect the re-classification of deferred taxes, resulting in a long-term deferred income tax asset of $297.3 million (January 1, 2014 – $412.9 million).

Each period we assess the recoverability of our deferred tax assets to determine whether it is more likely than not all or a portion of our deferred tax assets will not be realized. In making that assessment, we consider available positive and negative evidence including future taxable income and reversing existing temporary differences. We have concluded that it is more likely than not that a portion of our deferred income tax assets will not be realized and have recorded a valuation allowance of $443.7 million for the year ended December 31, 2015 (December 31, 2014 – $8.0 million). This assessment is primarily the result of projecting future taxable income using historical 12-month trailing benchmark prices similar to the full cost ceiling test. Had we utilized forecast prices and costs to estimate future taxable income we would estimate it more likely than not expect that all of our deferred income tax assets would be realized and no valuation allowance would be required.

54      ENERPLUS 2015 FINANCIAL SUMMARY

Loss carry-forwards and tax credits available for tax reporting purposes:

As at December 31 ($ thousands)	2015	Expiration Date

Canada
Capital losses	$1,171,000	Indefinite
Non-capital losses	361,000	2028-2034
United States
Net operating losses	$748,000	2030-2035
Alternative minimum tax credits	117,000	Indefinite

Changes in the balance of Enerplus' unrecognized tax benefits are as follows:

For the years ended December 31 ($ thousands)	2015	2014	2013

Balance, beginning of year	$17,000	$18,000	$18,500
Increase/(decrease) for tax positions of prior years	(300)	2,700	(500)
Settlements	(1,600)	(3,700)	–

Balance, end of year	$15,100	$17,000	$18,000

If recognized, all of Enerplus' unrecognized tax benefits as at December 31, 2015 would affect Enerplus' effective income tax rate. It is not anticipated that the amount of unrecognized tax benefits will significantly change during the next 12 months.

A summary of the taxation years, by jurisdiction, that remain subject to examination by the taxation authorities are as follows:

Jurisdiction	Taxation Years

Canada – Federal & Provincial	2004-2015
United States – Federal & State	2008-2015

Enerplus and its subsidiaries file income tax returns primarily in Canada and the United States. Matters in dispute with the taxation authorities are ongoing and in various stages of completion.

14) SHAREHOLDERS' EQUITY

a) Share Capital

	2015		2014		2013

Authorized unlimited number of common shares Issued: (thousands)	Shares	Amount	Shares	Amount	Shares	Amount

Balance, beginning of year	205,732	$3,120,002	202,758	$3,061,839	198,684	$2,997,682
Issued for cash:
Stock Option Plan	234	3,205	1,944	31,350	1,042	14,838
Non-cash:
Share-based compensation – settled	573	10,050	–	–	–	–
Stock Option Plan – exercised	–	267	–	4,978	–	3,108
Stock Dividend Plan(1)	–	–	1,030	21,835	3,032	46,211

Balance, end of year	206,539	$3,133,524	205,732	$3,120,002	202,758	$3,061,839

(1)
Effective with the October 2014 dividend, Enerplus suspended the Stock Dividend Plan.

The Company is authorized to issue an unlimited number of common shares without par value.

ENERPLUS 2015 FINANCIAL SUMMARY      55

b) Dividends

($ thousands)	2015	2014	2013

Cash dividends	$131,955	$199,263	$170,653
Stock dividends(1)	–	21,835	46,211

Dividends to shareholders	$131,955	$221,098	$216,864

(1)
Effective with the October 2014 dividend, Enerplus suspended the Stock Dividend Plan.

For the year ended December 31, 2015 Enerplus paid dividends of $0.64 per common share totaling $132.0 million (December 31, 2014 – $1.08 per share and $221.1 million, December 31, 2013 – $1.08 per share and $216.9 million).

c) Share-based Compensation

The following table summarizes Enerplus' share-based compensation expense, which is included in General and Administrative expense on the Consolidated Statements of Income/(Loss):

($ thousands)	2015	2014	2013

Cash:
Long-term incentive plans (recovery)/expense	$874	$(1,220)	$23,262
Non-Cash:			–
Long-term incentive plans expense	18,878	9,349
Stock option plan expense	709	4,137	9,213
Equity swap (gain)/loss	2,097	9,282	(5,450)

Share-based compensation expense	$22,558	$21,548	$27,025

(i) Long-term Incentive ("LTI") Plans

In 2014, the Performance Share Unit and Restricted Share Unit plans were amended such that grants under the plans are settled through the issuance of treasury shares. The amendment was effective beginning with our grant in March of 2014 and any prior grants will continue to be settled in cash.

The following table summarizes the Performance Share Unit ("PSU"), Restricted Share Unit ("RSU") and Director Share Unit ("DSU") activity for the twelve months ended December 31, 2015:

	Cash-settled LTI Plans			Equity-settled LTI Plans
For the year ended December 31, 2015 (thousands of units)	PSU	RSU	DSU	PSU	RSU	Total

Balance, beginning of year	406	398	122	510	775	2,211
Granted	–	–	85	1,032	1,490	2,607
Vested	(388)	(268)	(41)	(245)	(329)	(1,271)
Forfeited	(18)	(38)	–	(75)	(309)	(440)

Balance, end of year	–	92	166	1,222	1,627	3,107

Cash-settled LTI Plans

For the year ended December 31, 2015 the Company recorded cash share-based compensation expense of $0.9 million (2014 – recovery of $1.2 million, 2013 – charges of $23.3 million). For the year ended December 31, 2015, the Company made cash payments of $15.0 million related to its cash-settled plans (2014 – $14.1 million, 2013 – $11.1 million).

56      ENERPLUS 2015 FINANCIAL SUMMARY

The following table summarizes the cumulative share-based compensation expense recognized to-date, which has been recorded to Accounts Payable on the Consolidated Balance Sheets. Unrecognized amounts will be recorded to cash share-based compensation expense over the remaining vesting terms.

At December 31, 2015 ($ thousands, except for years)	PSU(1)	RSU	DSU	Total

Cumulative recognized share-based compensation expense	$264	$625	$1,078	$1,967
Unrecognized share-based compensation expense	–	37	–	37

Intrinsic value	$264	$662	$1,078	$2,004

Weighted-average remaining contractual term (years)	–	0.2	–

(1)
Includes estimated performance multipliers.

Equity-settled LTI Plans

For the year ended December 31, 2015 the Company recorded non-cash share-based compensation expense of $18.9 million (2014 – $9.3 million, 2013 – nil).

The following table summarizes the cumulative share-based compensation expense recognized to-date which is recorded to Paid-in Capital on the Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash share-based compensation expense over the remaining vesting terms.

At December 31, 2015 ($ thousands, except for years)	PSU(1)	RSU	Total

Cumulative recognized share-based compensation expense	$5,345	$15,926	$21,271
Unrecognized share-based compensation expense	5,178	7,994	13,172

Fair value	$10,523	$23,920	$34,443

Weighted-average remaining contractual term (years)	1.6	1.4

(1)
Includes estimated performance multipliers.

(ii) Stock Option Plan

The Company uses the Black-Scholes option pricing model to estimate the fair value of options granted under the Stock Option Plan. The Company did not grant any stock options for the years ended December 31, 2015 and 2014.

The following table summarizes the stock option plan activity for the year ended December 31, 2015:

Year ended December 31, 2015	Number of Options (thousands)	Weighted Average Exercise Price

Options outstanding, beginning of year	10,368	$18.65
Exercised	(234)	13.71
Forfeited	(2,207)	19.38
Expired	(347)	20.88

Options outstanding, end of year	7,580	$18.49

Options exercisable, end of year	6,415	$19.28

At December 31, 2015, 6,415,000 options were exercisable at a weighted average reduced exercise price of $19.28 with a weighted average remaining contractual term of 3.4 years, giving an aggregate intrinsic value of nil (December 31, 2014 – nil, December 31, 2013 – $5.2 million). The intrinsic value of options exercised during the year ended December 31, 2015 was $0.2 million (December 31, 2014 – $13.4 million, December 31, 2013 – $2.7 million).

At December 31, 2015 the total share-based compensation expense related to non-vested options not yet recognized was $0.1 million. The expense is expected to be recognized in net income over a weighted-average period of 0.2 years.

ENERPLUS 2015 FINANCIAL SUMMARY      57

d) Paid-in Capital

The following tables summarize the Paid-in Capital activity for the year and the ending balances as at December 31:

($ thousands)	2015	2014	2013

Balance, beginning of year	$46,906	$38,398	$32,293
Share-based compensation – settled	(10,050)	–	–
Stock Option Plan – exercised	(267)	(4,978)	(3,108)
Share-based compensation – non-cash	19,587	13,486	9,213

Balance, end of year	$56,176	$46,906	$38,398

e) Basic and Diluted Net Income/(Loss) Per Share

Net income/(loss) per share has been determined as follows:

(thousands, except per share amounts)	2015	2014	2013

Net income/(loss)	$(1,523,403)	$299,076	$47,976
Weighted average shares outstanding – Basic	206,205	204,510	200,567
Dilutive impact of share-based compensation(1)	–	2,914	837

Weighted average shares outstanding – Diluted	206,205	207,424	201,404

Net income/(loss) per share
Basic	$(7.39)	$1.46	$0.24
Diluted	$(7.39)	$1.44	$0.24

(1)
For the year ended December 31, 2015 the impact of share-based compensation was anti-dilutive as a conversion to shares would not increase the loss per share.

15) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair Value Measurements

At December 31, 2015, the carrying value of cash, accounts receivable, accounts payable, dividends payable and bank credit facilities approximated their fair value due to the short-term maturity of the instruments.

At December 31, 2015 senior notes included in long-term debt had a carrying value of $1,137.2 million and a fair value of $1,220.8 million (December 31, 2014 – $1,057.0 million and $1,150.0 million, respectively).

There were no transfers between fair value hierarchy levels during the year.

58      ENERPLUS 2015 FINANCIAL SUMMARY

b) Derivative Financial Instruments

The deferred financial assets and credits on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

The following tables summarize the change in fair value for the respective years:

Gain/(Loss) ($ thousands)	December 31, 2015	December 31, 2014	December 31, 2013	Income Statement Presentation

Interest Rate Swaps	$–	$–	$478	Interest expense
Cross Currency Interest Rate Swap:
Interest	–	(580)	(1,306)	Interest expense
Foreign Exchange	–	16,128	19,920	Foreign exchange
Foreign Exchange Derivatives	(21,847)	6,149	8,110	Foreign exchange
Electricity Swaps	(408)	(1,275)	758	Operating expense
Equity Swaps	(2,097)	(9,282)	5,450	General and administrative expense
Commodity Derivative Instruments:
Oil	(99,790)	182,019	(65,504)	Commodity derivative
Gas	(45,194)	48,879	(2,994)	instruments

Total Unrealized Gain/(Loss)	$(169,336)	$242,038	$(35,088)

The following table summarizes the effect of Enerplus' commodity derivative instruments on the Consolidated Statements of Income/(Loss):

($ thousands)	2015	2014	2013

Change in fair value gain/(loss)	$(144,984)	$230,898	$(68,498)
Net realized cash gain/(loss)	287,708	3,475	26,628

Commodity derivative instruments gain/(loss)	$142,724	$234,373	$(41,870)

The following table summarizes the fair values at the respective year ends:

	December 31, 2015			December 31, 2014
	Assets	Liabilities		Assets		Liabilities
($ thousands)	Current	Current	Long-term	Current	Long-term	Current	Long-term

Foreign Exchange Derivatives	$–	$–	$–	$1,616	$28,665	$8,434	$–
Electricity Swaps	–	1,776	–	–	–	1,368	–
Equity Swaps	–	2,324	3,193	–	–	1,024	2,396
Commodity Derivative Instruments:
Oil	67,397	–	–	167,187	–	–	–
Gas	4,041	–	–	46,903	2,332	–	–

Total	$71,438	$4,100	$3,193	$215,706	$30,997	$10,826	$2,396

c) Risk Management

In the normal course of operations, Enerplus is exposed to various market risks, including commodity prices, foreign exchange, interest rates and equity prices, credit risk and liquidity risk.

(i) Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

ENERPLUS 2015 FINANCIAL SUMMARY      59

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus' policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes net of royalties and production taxes.

The following tables summarize Enerplus' price risk management positions at February 3, 2016:

Crude Oil Instruments:

Instrument Type(1)	bbls/day	US$/bbl

Jan 1, 2016 – Mar 31, 2016
WTI Swap	9,000	55.82
WTI Purchased Put	8,000	64.38
WTI Sold Call	8,000	79.38
WTI Sold Put	8,000	50.13
WCS Differential Swap	3,000	(14.03)
MSW Differential Swap	1,000	(3.50)
Apr 1, 2016 – Jun 30, 2016
WTI Swap	3,000	64.28
WTI Purchased Put	8,000	64.38
WTI Sold Call	8,000	79.38
WTI Sold Put	8,000	50.13
WCS Differential Swap	3,000	(14.03)
MSW Differential Swap	1,000	(3.50)
Jul 1, 2016 – Dec 31, 2016
WTI Purchased Put	8,000	63.98
WTI Sold Call	8,000	79.63
WTI Sold Put	8,000	49.78
WCS Differential Swap	3,000	(14.03)
MSW Differential Swap	1,000	(3.50)

(1)
Transactions with a common term have been aggregated and presented as the weighted average price/bbl.

Natural Gas Instruments:

Instrument Type(1)	MMcf/day	US$/Mcf

Jan 1, 2016 – Jan 31, 2016
NYMEX Purchased Put	25.0	3.00
NYMEX Sold Put	25.0	2.50
NYMEX Sold Call	25.0	3.75
Feb 1, 2016 – Mar 31, 2016
NYMEX Swap	25.0	2.48
NYMEX Purchased Put	25.0	3.00
NYMEX Sold Put	25.0	2.50
NYMEX Sold Call	25.0	3.75
Apr 1, 2016 – Oct 31, 2016
NYMEX Swap	50.0	2.53
NYMEX Purchased Put	25.0	3.00
NYMEX Sold Put	25.0	2.50
NYMEX Sold Call	25.0	3.75
Nov 1, 2016 – Dec 31, 2016
NYMEX Swap	25.0	2.48
NYMEX Purchased Put	25.0	3.00
NYMEX Sold Put	25.0	2.50
NYMEX Sold Call	25.0	3.75

(1)
Transactions with a common term have been aggregated and presented as the weighted average price/Mcf.

60      ENERPLUS 2015 FINANCIAL SUMMARY

Electricity Instruments:

Instrument Type	MWh	CDN$/MWh

Jan 1, 2016 – Dec 31, 2016
AESO Power Swap(1)	15.0	46.60
Jan 1, 2017 – Dec 31, 2017
AESO Power Swap(1)	6.0	44.38

(1)
Alberta Electrical System Operator ("AESO") fixed pricing.

Physical Contracts:

Instrument Type	MMcf/day	US$/Mcf

Jan 1, 2016 – Oct 31, 2016
AECO-NYMEX Basis	50.0	(0.69)
Nov 1, 2016 – Oct 31, 2017
AECO-NYMEX Basis	80.0	(0.65)
Nov 1, 2017 – Oct 31, 2018
AECO-NYMEX Basis	80.0	(0.65)
Nov 1, 2018 – Oct 31, 2019
AECO-NYMEX Basis	80.0	(0.64)

Foreign Exchange Risk:

Enerplus is exposed to foreign exchange risk in relation to its U.S. operations and U.S. dollar senior notes and working capital. Additionally, Enerplus' crude oil sales and a portion of its natural gas sales are based on U.S. dollar indices. Enerplus manages the currency risk relating to its senior notes through the derivative instruments detailed below.

Foreign Exchange Derivatives:

During 2014, Enerplus entered into foreign exchange collars to hedge a portion of its foreign exchange exposure on U.S. dollar denominated oil and gas sales. In 2015, Enerplus entered into foreign exchange forward rate swaps for July through December 2015 to buy US$6 million per month at an average US/CDN rate of 1.20 to partially mitigate losses on the foreign exchange collars entered into in 2014. The foreign exchange collars and forward rate swaps matured in December 2015, and during 2015 Enerplus recognized $39.2 million in net realized foreign exchange losses (2014 – gain of $0.7 million).

During 2007 Enerplus entered into foreign exchange swaps on US$54.0 million of notional debt at an average US/CDN exchange rate of 1.02. The remaining $10.8 million notional amount under the swap was settled in October 2015 in conjunction with the final principal repayment on the US$54.0 million senior notes, resulting in a realized foreign exchange gain of $3.3 million.

During 2011 Enerplus entered into foreign exchange swaps on US$175.0 million of notional debt at approximately par. These foreign exchange swaps mature between June 2017 and June 2021 in conjunction with the principal repayments on the US$225.0 million senior notes. During 2015 Enerplus unwound these swaps and recognized a gain of $39.9 million.

Cross Currency Interest Rate Swap ("CCIRS"):

On June 19, 2014 the final US$35.0 million principal repayment was made on the US$175.0 million senior notes, which corresponded with the final CCIRS settlement. This resulted in a $15.8 million realized foreign exchange loss.

Interest Rate Risk:

At December 31, 2015, approximately 93% of Enerplus' debt was based on fixed interest rates and 7% was based on floating interest rates. At December 31, 2015 Enerplus did not have any interest rate derivatives outstanding.

ENERPLUS 2015 FINANCIAL SUMMARY      61

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its long-term incentive plans detailed in Note 14. Enerplus has entered into various equity swaps maturing between 2016 and 2018 and has effectively fixed the future settlement cost on 470,000 shares at a weighted average price of $16.89 per share.

(ii) Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables.

Enerplus mitigates credit risk through credit management techniques, including conducting financial assessments to establish and monitor counterparties' credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees, or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

Enerplus' maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At December 31, 2015 approximately 61% of Enerplus' marketing receivables were with companies considered investment grade.

At December 31, 2015 approximately $2.6 million or 2% of Enerplus' total accounts receivable were aged over 120 days and considered past due. The majority of these accounts are due from various joint venture partners. Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts off future payments or seeking other remedies including legal action. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectible the account is written off with a corresponding charge to the allowance account. Enerplus' allowance for doubtful accounts balance at December 31, 2015 was $3.2 million (December 31, 2014 – $2.7 million).

(iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash) and shareholders' capital. Enerplus' objective is to provide adequate short and longer term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, access to capital markets, as well as acquisition and divestment activity.

16) COMMITMENTS, CONTINGENCIES AND GUARANTEES

a) Commitments

Enerplus has the following minimum annual commitments at December 31, 2015:

		Minimum Annual Commitment Each Year
($ thousands)	Total	2016	2017	2018	2019	2020	Thereafter

Bank credit facility(1)	$86,543	$–	$–	$86,543	$–	$–	$–
Senior notes(1)	1,137,139	–	62,280	62,280	92,280	160,483	759,816
Transportation commitments(2)	189,598	39,464	30,342	16,033	14,165	13,134	76,460
Processing commitments	57,966	12,426	11,989	10,553	10,539	1,684	10,775
Drilling and completions	8,456	6,567	1,889	–	–	–	–
Office leases	103,170	11,640	11,756	11,680	10,264	10,816	47,014

Total commitments(3)(4)	$1,582,872	$70,097	$118,256	$187,089	$127,248	$186,117	$894,065

(1)
Interest payments have not been included. Subsequent to December 31, 2015, Enerplus repaid US$57 million in senior notes.

62      ENERPLUS 2015 FINANCIAL SUMMARY

(2)
Subsequent to December 31, 2015, Enerplus was approved for a binding bid for interstate pipeline capacity on the Tennessee Gas Pipeline from Enerplus' Marcellus production region to downstream connections. Effective August 1, 2016, Enerplus is committed for a demand toll of up to US$0.63/Mcf on up to 30,000 Mcf/d for a maximum of 20 years, with a total estimated commitment of $148.3 million from 2016 through 2036.
(3)
Crown and surface royalties, production taxes, lease rentals and mineral taxes (hydrocarbon production rights) have not been included as amounts paid depend on future ownership, production, prices and the legislative environment.
(4)
US$ commitments have been converted to CDN$ using the December 31, 2015 foreign exchange rate of 1.3840.

b) Contingencies

Enerplus is subject to various legal claims and actions arising in the normal course of business. Although the outcome of such claims and actions cannot be predicted with certainty, the Company does not expect these matters to have a material impact on the Consolidated Financial Statements. In instances where the Company determines that a loss is probable and the amount can be reasonably estimated, an accrual is recorded.

c) Guarantees

(i)
Corporate indemnities have been provided by Enerplus to all directors and officers for various items including costs to settle suits or actions due to their association with Enerplus. Enerplus has purchased directors' and officers' liability insurance to mitigate the cost of any potential future suits or actions. Each indemnity, subject to certain exceptions, applies for so long as the indemnified person is a director or officer of Enerplus.

(ii)
Enerplus may provide indemnifications in the normal course of business that are often standard contractual terms to counterparties in certain transactions such as purchase and sale agreements. The terms of these indemnifications will vary based upon the contract, the nature of which prevents Enerplus from making a reasonable estimate of the maximum potential amounts that may be required to be paid.

17) GEOGRAPHICAL INFORMATION

As at and for the year ended December 31, 2015 ($ thousands)	Canada	U.S.	Total

Oil and natural gas sales	$369,559	$514,833	$884,392
Property, plant and equipment	435,604	750,669	1,186,273
Deferred income tax asset	157,356	358,729	516,085
Goodwill	451,121	206,710	657,831

As at and for the year ended December 31, 2014 ($ thousands)	Canada	U.S.	Total

Oil and natural gas sales	$689,135	$837,059	$1,526,194
Property, plant and equipment	1,028,436	1,624,629	2,653,065
Deferred income tax asset	104,752	192,560	297,312
Goodwill	451,121	173,269	624,390

As at and for the year ended December 31, 2013 ($ thousands)	Canada	U.S.	Total

Oil and natural gas sales	$676,502	$675,970	$1,352,472
Property, plant and equipment	1,081,259	1,360,095	2,441,354
Deferred income tax asset	169,853	243,034	412,887
Goodwill	451,121	158,854	609,975

ENERPLUS 2015 FINANCIAL SUMMARY      63

18) SUPPLEMENTAL CASH FLOW INFORMATION

a) Change in Non-Cash Operating Working Capital

($ thousands)	December 31, 2015	December 31, 2014	December 31, 2013

Accounts receivable	$37,064	$(8,392)	$(6,935)
Other current assets	(2,634)	(6,777)	(1,156)
Accounts payable	(47,260)	(37,245)	36,942

	$(12,830)	$(52,414)	$28,851

b) Other

($ thousands)	December 31, 2015	December 31, 2014	December 31, 2013

Income taxes paid/(received)	$(22,274)	$18,087	$4,448
Interest paid	$65,498	$58,416	$55,957

19) SUBSEQUENT EVENTS

Subsequent to year-end, Enerplus entered into two separate agreements to sell non-core Canadian natural gas assets for proceeds of approximately $193 million, before closing adjustments. One transaction with proceeds of $183 million before adjustments has closed, and it is expected that the second transaction should close in February 2016.

Subsequent to year-end, Enerplus' Board of Directors approved a reduction in the monthly dividend from $0.03 per share to $0.01 per share, effective with the April payment.

64      ENERPLUS 2015 FINANCIAL SUMMARY

QuickLinks

  EXHIBIT 99.2